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                              June 26, 2023

       Michael Carlet
       Chief Financial Officer
       Snap One Holdings Corp.
       1800 Continental Boulevard, Suite 200
       Charlotte, NC 28273

                                                        Re: Snap One Holdings
Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 30, 2022
                                                            Filed March 15,
2023
                                                            File No. 001-40683

       Dear Michael Carlet:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 30, 2022

       Exhibits 31.1 and 31.2 Section 302 Certifications, page 1

   1.                                                   We note that your
Section 302 Certifications do not include paragraph 4(b) or the introductory language
in paragraph 4 referring to internal control over financial reporting.
                                                        Paragraph 4(b) should
state that you have    Designed such internal control over financial
                                                        reporting, or caused
such internal control over financial reporting to be designed under our supervision, to provide
reasonable assurance regarding the reliability of financial reporting and the preparation of
financial statements for external purposes in accordance with generally accepted
accounting principles.    In light of the fact that this is the second Form
                                                        10-K you have filed
since your IPO, it appears that this disclosure is required. Please amend your Form 10-K
and Form 10-Q for the quarter ended March 31, 2023, to include revised certifications
with this additional disclosure. Your amended filings should include the cover page,
explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the
                                                        Section 302
Certifications. See Item 601(b)(31) of Regulation S-K and Question 246.13
 Michael Carlet
Snap One Holdings Corp.
June 26, 2023
Page 2
         of the SEC Staff   s Regulation S-K Compliance & Disclosure
Interpretations.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Stephany Yang at (202) 551-3167 or Claire Erlanger at
(202) 551-3301
with any questions.



FirstName LastNameMichael Carlet                            Sincerely,
Comapany NameSnap One Holdings Corp.
                                                            Division of
Corporation Finance
June 26, 2023 Page 2                                        Office of
Manufacturing
FirstName LastName